Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to certain Starwood associates and Starwood general managers on March 28, 2016:

Q&A – Revised Offer from Consortium Reasonably Likely to Lead to a “Superior Proposal”

1.	What does it mean that the group’s new offer is “reasonably likely” to lead to a “Superior Proposal”? Why not just say it’s “Superior”?

•	Based on the information available to the Board at this time, the Board has determined that the revised proposal from the consortium is reasonably likely to lead to a proposal that is more favorable, from a financial point of view, for our stockholders than the current planned merger with Marriott.
•	The Board, in consultation with its legal and financial advisors, has now resumed discussions with the consortium to fully vet the proposal and make a definitive determination.
•	There can be no assurance that discussions will result in a binding proposal from the consortium, that the Starwood Board will determine that any such proposal is a “Superior Proposal” or that a transaction with the consortium will be approved or consummated on any particular terms or at all.

2.	What does this mean for the amended Marriott merger agreement we announced on Monday?

•	The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of its discussions with the consortium in order to determine the course of action that is in the best interest of our company and our stockholders.
•	There can be no assurance that discussions will result in a binding proposal from the consortium, that the Starwood Board will determine that any such proposal is a “Superior Proposal” or that a transaction with the consortium will be approved or consummated on any particular terms or at all.
•	The Board continues to recommend the merger with Marriott, but it is carefully considering the consortium’s increased offer to determine the course of action that is in the best interest of our company and our stockholders.

3.	Besides increasing their offer price again, is there anything that differs between this proposal and the consortium’s initial non-binding proposal?

•	The primary difference between this offer and the consortium’s last offer is price. The consortium has now increased the offer price to $82.75 per share in cash.

4.	What does it mean that this proposal is “non-binding”?

•	It means Anbang is not legally required to make an offer to acquire Starwood.
•	Starwood and the consortium are continuing to discuss non-price terms related to the consortium’s revised proposal, and are working to finalize the other terms of a binding proposal from the consortium, including definitive documentation.
•	There can be no assurance that discussions will result in a binding proposal from the consortium, that the Starwood Board will determine that any such proposal is a “Superior Proposal” or that a transaction with the consortium will be approved or consummated on any particular terms or at all.

5.	Do you think Marriott will increase its offer again to compete?

•	Starwood’s Board of Directors has not changed its recommendation in support of Starwood’s merger with Marriott.
•	The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of its discussions with the consortium in order to determine the course of action that is in the best interest of our company and our stockholders. There can be no assurance that discussions will result in a binding proposal from the consortium, that the Starwood Board will determine that any such proposal is a “Superior Proposal” or that a transaction with the consortium will be approved or consummated on any particular terms or at all.
•	If, following these discussions, Starwood’s Board of Directors were to determine that the consortium’s offer constitutes a superior proposal in accordance with the merger agreement with Marriott, then Marriott would have the right to make a counteroffer.
•	In that situation, we don’t know what Marriott would do and we can’t speculate.

6.	When will the Board make a decision?

•	We can’t speculate as to how this process will unfold, but will continue to update you as we can.

7.	What are you hearing from stockholders?

•	As a general rule, we don’t comment on discussions with our stockholders.

8.	Does today’s news change the date of the stockholder vote again?

•	No. As announced on March 21st, Starwood and Marriott’s respective stockholder meetings remain scheduled for April 8, 2016.

9.	What does this mean for the timing of the spin-off of Vistana?

•	The Vistana spin-off and merger are still expected to close on or around April 30, 2016, subject to the satisfaction of certain remaining conditions.

10.	What does this mean for integration planning?

•	Our integration efforts with Marriott continue, following the rules of the road that were established at the beginning of this process.

11.	Has the consortium made any further indication that if a deal is consummated, current management would stay on? What will their bid mean for Starwood associates and their salaries, retention, benefits, etc.?

•	As you know, we’re limited in both what we know and what we can say at this time.
•	Right now we’re focused on evaluating the proposal and complying with our obligations under the Marriott merger agreement. We can’t speculate as to how this process will unfold, but will continue to update you as we can.

12.	Where do we go from here? What happens next?

•	The Board has resumed discussions with the consortium to fully vet the proposal and is working swiftly to make a definitive determination. There can be no assurance that discussions will result in a binding proposal from the consortium, that the Starwood Board will determine that any such proposal is a “Superior Proposal” or that a transaction with the consortium will be approved or consummated on any particular terms or at all. We recognize we’re now in what feels like triple overtime.
•	We’ll continue to keep you updated as we can. In the meantime, let’s do our best to stay focused, ignore the chatter, and continue to beat the competition.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood Hotels & Resorts Worldwide, Inc.'s ("Starwood") and Marriott International, Inc.'s ("Marriott") expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.